GLACIER BANCORP, INC.

September 28, 2023

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John Stickel

Re:	Glacier Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-274515

Request for Acceleration

Ladies and Gentlemen:

By letter dated September 27, 2003, and in accordance with Rule 461 under the Securities Act of 1933, as amended, we requested acceleration of the effectiveness of Glacier Bancorp, Inc.’s Registration Statement on Form S-4 filed on September 14, 2023 (File No. 333-274515), as amended on September 27, 2023 (the “Registration Statement”), so that the Registration Statement would become effective at 5:00 p.m. Eastern Time on October 2, 2023, or as soon as possible thereafter. Following up on the call between the staff and our counsel, this letter updates our prior acceleration request to request that the Registration Statement become effective at 5:00 p.m. Eastern Time on September 29, 2023, or as soon as possible thereafter.

We would appreciate notification of the effective date of the Registration Statement.

If you have any questions about the foregoing request, please contact our counsel, David Post of Miller Nash LLP, at (503) 224-5858, or the undersigned at (406) 751-4722. Thank you for your assistance with this matter.

Very truly yours,

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler
President and Chief Executive Officer

cc: David G. Post, Miller Nash LLP